DATUM ONE SERIES TRUST

50 S. LaSalle Street

Chicago, IL 60603

October 1, 2020

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe

100 F Street, N.E.

Washington, D.C. 20549

Re: Datum One Series Trust (the "Registrant")

Registration Statement on Form N-1A

File Nos. 333-237048, 811-23556

Dear Mr. Sutcliffe:

Pursuant to Rule 461(a) under the Securities Act of 1933, the undersigned hereby respectfully request that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective by 5:00 pm Eastern time on October 2, 2020 or as soon thereafter as practicable.

Please direct any questions concerning this request for accelerated effectiveness to Jessica Reece of Ropes & Gray LLP at (617) 235-4636.

Very truly yours,

DATUM ONE SERIES TRUST

/s/ Toni M. Bugni

Toni M. Bugni

Secretary

FORESIDE FINANCIAL SERVICES, LLC

/s/ Mark Fairbanks

Mark Fairbanks

Vice-President